EXHIBIT 4.1

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 2,500,000,000 shares of common stock, $0.0001 par value and 1,00,000,shares of preferred stock, $0.0001 par value. As of December 31, 2022, there were 568,849,670 shares of our common stock outstanding that were held of record by approximately 252 stockholders of record.

The following description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws, both of which have been filed with the SEC as exhibits to the Annual Report on Form 10-K of which this exhibit forms a part.

Common Stock

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, and each holder does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Preferred Stock

The Company has 1,000,000 Shares of Preferred Stock authorized with a par value of $0.0001. The Company has allocated 100,000 Shares for Series C Preferred, 100,000 Shares for Series D Preferred, 81,100 Shares for Series E Preferred, 100,000 Shares for Series F Preferred and 25 Shares for Series G Preferred.

Series E — As of December 31, 2022, there were 81,032 shares issued and outstanding, respectively. The Series E Preferred has the following designations:

•	Convertible at option of holder; 1 preferred share is convertible into 1,000 common shares
•	The holders are entitled to receive dividends if and when declared.
•	The Series E holders are entitled to receive liquidation in preference to the common holders or any other class or series of preferred stock.
•	Voting: The Series E Holders are entitled to vote together with the common holders with an amount of votes equal to the amount of shares of common stock into which their shares are convertible.

Series F —As of December 31, 2022 there were 100,000 shares issued and outstanding, respectively. The Series F Preferred has the following designations:

•	Convertible at option of holder; 1 preferred share is convertible into $0.25 per share (4,000,000 common shares)
•	The holders are entitled to receive dividends if and when declared.
•	The Series F holders are entitled to receive liquidation in preference to the common holders but not above the Series E preferred stock.
•	Voting: The Series F Holders are entitled to vote together with the common holders with an amount of votes equal to the amount of shares of common stock into which their shares are convertible..

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Series G — As of December 31, 2022 there were 20 shares issued and outstanding, respectively. The Series G Preferred has the following designations:

•	Each share is convertible at option of holder into 4,000,000 common shares
•	The holders are entitled to receive dividends if and when declared.
•	The Series G holders are entitled to receive liquidation in preference to the common holders and any subsequent issuances of preferred stock.
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Voting: Voting: The Series G Holders are entitled to vote together with the common holders with an amount of votes equal to the amount of shares of common stock into which their shares are convertible..

Series C — As of December 31, 2022, there are no Series C shares outstanding. The Series C Preferred has the following designations:

•	Convertible into common upon the Company completing a reverse stock split upon which the amount converted will equal 20% of the issued and outstanding common shares per the reverse split.
•	The holders are entitled to receive dividends on par with common on an as converted basis.
•	In the event of reorganization this Class of Preferred will not be affected by any such capital reorganization.
•	Voting: The holder of this Series of Preferred shall be entitled to vote representing 20% of the votes eligible to be cast in the matter.

Series D — As of December 31, 2022 there were 100,000 shares issued and outstanding. The Series D Preferred has the following designations:

•	Each share is convertible at option of holder into 12,937.50 common shares
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Voting: Voting: The Series D Holders are entitled to vote together with the common holders with an amount of votes equal to the amount of shares of common stock into which their shares are convertible..

Options

As of December 31, 2022, we have not issued any options.

Warrants

As of December 31, 2022, we have no warrants issued.

Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws and the Delaware Anti-Takeover Provisions

Some provisions of Delaware law and our amended and restated articles of incorporation and bylaws contain provisions that could make our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors more difficult. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Certificate of Incorporation and Bylaws

Our amended and restated articles of incorporation and bylaws provide for the following:

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Preferred Stock. The ability to authorize preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

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Requirements for Advance Notification of Stockholder Nominations. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

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Stockholder Meetings. Our charter documents provide that a special meeting of stockholders may be called only by resolution adopted by the majority board of directors, the chairman of the board of directors or the chief executive officer.

●	Amendment of Bylaws. Our board of directors have the sole power to amend the bylaws.

Section 203 of the Delaware General Corporation Law

We are not subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 will not apply to us.

Transfer Agent and Registrar

We have engaged the services of Pacific, Inc. as our transfer agent and registrar

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